 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of: March 2015

Commission File Number: 001- 36563

Orion Engineered Carbons S.A.
(Translation of registrant’s name into English)

15 rue Edward Steichen
L-2540 Luxembourg, Grand Duchy of Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒             Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

As previously announced, Orion Engineered Carbons S.A. (the “Company”) will convene an Annual General Meeting (“AGM”) and an Extraordinary General Meeting (“EGM” and, together with the AGM, the “General Meetings”) of Shareholders on April 15, 2015. The Company has established March 9, 2015, as the record date for the General Meetings. One of the agenda items for the AGM is the approval of a dividend payment in the aggregate amount of €10 million. If approved, the dividend will be paid in April 20, 2015 to holders of record on April 6, 2015. The dividend will be paid entirely in U.S. Dollars, at the official U.S. Dollar/Euro exchange rate reported by the European Central Bank on April 2, 2015.
Attached hereto as Exhibits 99.1, 99.2 and 99.3 are (i) the Notice and agendas of the General Meetings (including information on voting and attendance), (ii) the related proxy card for use in connection with the AGM and (iii) the related proxy card for use in connection with the EGM, respectively.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Orion Engineered Carbons S.A.

By:	/s/ Jack Clem
	Name:	Jack Clem

	Title:	Chief Executive Officer
Date: March 6, 2015

EXHIBIT INDEX

Exhibit No.	Description

99.1	Notice and agendas of the General Meetings of Shareholders to be held on April 15, 2015
99.2	Form of Proxy Card for the Annual General Meeting of Shareholders
99.3	Form of Proxy Card for the Extraordinary General Meeting of Shareholders